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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                               ----------------

                             SCHEDULE 13E-3/A
                                 (RULE 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 1)
                               ----------------

                             VASTAR RESOURCES, INC.
                                (Name of Issuer)
                               ----------------

                                BP AMOCO p.l.c.
                                BP AMERICA INC.
                           ATLANTIC RICHFIELD COMPANY
                             KERNEL HOLDINGS, INC.
                             VASTAR RESOURCES, INC.
                       (Name of Persons Filing Statement)
                               ----------------

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                               ----------------

                                   922380100
                     (CUSIP Number of Class of Securities)
                               ----------------

             Peter B.P. Bevan                    Albert D. Hoppe
              BP Amoco p.l.c.                Vastar Resources, Inc.
              Britanic House,                 15375 Memorial Drive
            1 Finsbury Circus,                Houston, Texas 77079
         London, EC2M 7BA, England               (281) 584-6000
            011-44-171-496-4000

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Persons Filing Statement)
                               ----------------

                                With copies to:

           Benjamin F. Stapleton                         Charles M. Nathan
            Sullivan & Cromwell              Fried, Frank, Harris, Shriver & Jacobson
             125 Broad Street                           One New York Plaza
       New York, New York 10004-2498                  New York, NY 10004-1980
              (212) 558-4000                              (212) 859-8000

   This statement is filed in connection with (check the appropriate box):

   a. [X] This filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b. [_] The filing of a registration statement under the Securities Act of 1933.

   c. [_] A tender offer.

   d. [_] None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

   Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           Calculation of Filing Fee

          Transaction Valuation*                       Amount of Filing Fee
               $602,690,145                                 $320,538

* For purposes of calculating the filing fee only. The filing fee was determined by adding (a) the product of (i) the 18,311,860 shares of common stock, par value $0.01 per share, of Vastar Resources, Inc. ("Common Stock") that are proposed to be acquired in the merger and (ii) the merger consideration of $83 per share of common stock, plus (b) $99,239,765 payable to holders of options to purchase shares of Common Stock in exchange for the cancellation of such options (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration. $318,362 of the fee was paid on June 14, 2000 and the additional $2,176 of the fee was paid on August 17, 2000.

[X]Check the box if any part of the fee is offset as provided by Exchange Act
   Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $320,538           Filing Party: Vastar Resources, Inc.

Form or Registration No.:
 Schedule 14A                    Dates Filed: June 14, 2000 and August 17, 2000



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 INTRODUCTION

   This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed on June 14, 2000 by
(i) BP Amoco p.l.c., a company organized under the laws of England and Wales ("BP Amoco"), (ii) BP America Inc., a Delaware corporation and subsidiary of BP Amoco ("BP America"), (iii) Atlantic Richfield Company, a Delaware corporation and direct subsidiary of BP America ("ARCO"), (iv) Kernel Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of ARCO ("Kernel"), and (v) Vastar Resources, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Vastar"). The Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of May 24, 2000 (the "Merger Agreement"), among ARCO, Kernel and Vastar.

   Concurrently with the filing of this Amendment No. 1 to the Schedule 13E-3, Vastar is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of Vastar at which the stockholders of Vastar will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the merger transaction contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Amendment No. 1 to the Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

   The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Amendment No. 1 to the Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

   The information contained in this Amendment No. 1 to the Schedule 13E-3 and/or the Proxy Statement concerning (i) Vastar was supplied by Vastar and none of BP Amoco, BP America, ARCO or Kernel takes responsibility for the accuracy of such information (ii) BP Amoco, BP America, ARCO and/or Kernel was supplied by BP Amoco and Vastar takes no responsibility for the accuracy of such information.

Item 1. Summary Term Sheet.

Item 1001

   The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet" and "Questions and Answers About the Merger" is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002

(a) The information contained in the section of the Proxy Statement entitled "The Parties--Vastar Resources, Inc." is incorporated herein by reference.

(b) The information contained in the section of the Proxy Statement entitled "The Special Meeting--Who Can Vote" is incorporated herein by reference.

(c)-(d) The information contained in the section of the Proxy Statement entitled "Market Prices and Dividend Information" is incorporated herein by reference.

(e)    Not applicable.

(f)    Not applicable.

Item 3. Identity and Background of Filing Person.

Item 1003

(a) The information contained in the sections of the Proxy Statement entitled "The Parties", "Directors and Executive Officers of Vastar" and "Directors and Executive Officers of BP Amoco" is incorporated herein by reference.

(b) The information contained in the section of the Proxy Statement entitled "The Parties" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Directors and Executive Officers of Vastar" and "Directors and Executive Officers of BP Amoco" is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004

(a)(1) Not applicable.

(a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Special Factors--Background of the Merger", "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of the Board of Directors", "Special Factors--BP Amoco's Purpose and Reasons for the Merger", "The Special Meeting--Vote Required", "Special Factors--Certain Effects of the Merger", "Special Factors--Plans for Vastar after the Merger", "Special Factors-- Accounting Treatment of the Merger" and "Special Factors--U.S. Federal Income Tax Consequences" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Special Factors--Certain Effects of the Merger" and "Special Factors--Interests of Certain Persons in the Merger" is incorporated herein by reference.

(d) The information contained in the section of the Proxy Statement entitled "Dissenters' Rights of Appraisal" and in Appendix D to the Proxy Statement, Section 262 of the Delaware General Corporation Law, is incorporated herein by reference.

(e) The information contained in the section of the Proxy Statement entitled "Special Factors--Provisions for Unaffiliated Security Holders" is incorporated herein by reference.

(f)    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

(a) The information contained in the section of the Proxy Statement entitled "Special Factors--Transactions and Relationships Between Vastar, ARCO, and BP Amoco" is incorporated herein by reference.

(b) The information contained in the section of the Proxy Statement entitled "Special Factors--Background of the Merger" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger", "Special Factors--Transactions and Relationships Between Vastar, ARCO, and BP Amoco" is incorporated herein by reference.

(e) The information contained in the sections of the Proxy Statement entitled: "Special Factors--Transactions and Relationships Between Vastar, ARCO, and BP Amoco", "Special Factors--Interests of Certain Persons in the Merger" and "The Merger Agreement" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006

(b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Special Factors--Certain Effects of the Merger", "Special Factors--Plans for Vastar After the Merger" and "The Merger Agreement--Effect of the Merger on Capital Stock" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Plans for Vastar after the Merger" and "Special Factors--Certain Effects of the Merger" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013

(a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger", "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of the Board of Directors" and "Special Factors--BP Amoco's Purpose and Reasons for the Merger" is incorporated herein by reference.

(d) The information contained in the sections of the Proxy Statement entitled "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of the Board of Directors", "Special Factors-- Certain Effects of the Merger", "Special Factors--U.S. Federal Tax Consequences of the Merger" and "Special Factors--Accounting Treatment of the Merger" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014

(a), (b) The information contained in the sections of the Proxy Statement entitled "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of the Board of Directors", "Special Factors-- Recommendation of the Board of Directors", "Special Factors--BP Amoco's Purpose and Reasons for the Merger" and "Special Factors-- Position of BP Amoco Regarding Fairness of the Merger" is incorporated herein by reference.

(c) The information contained in the section of the Proxy Statement entitled "The Special Meeting--Vote Required" is incorporated herein by reference.

(d) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger", "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of the Board of Directors" and "Special Factors-- Recommendation of the Board of Directors" is incorporated herein by reference.

(e) The information contained in the section of the Proxy Statement entitled "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of the Board of Directors" is incorporated herein by reference.

(f)    Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015

(a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Opinions of Financial Advisors to the Special Committee" and "Special Factors--Financial Analysis of the Financial Advisor to BP Amoco" and in Appendices B and C to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007

(a), (b) The information contained in the section of the Proxy Statement entitled "Special Factors--Source and Amount of Funds; Financing for the Merger" is incorporated herein by reference.

(c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Fees and Expenses" and "The Merger Agreement--Expenses" is incorporated herein by reference.

(d)    Not applicable.

Item 11. Interest in Securities of the Subject Company.

Item 1008

(a), (b) The information contained in the section of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012

(d) The information contained in the sections of the Proxy Statement entitled "The Special Meeting--Vote Required", "Special Factors-- Fairness of the Merger; Recommendation of the Special Committee of the Board of Directors" and "Special Factors--Recommendation of the Board of Directors" is incorporated herein by reference.

(e) The information contained in the sections of the Proxy Statement entitled "Special Factors--Position of BP Amoco Regarding Fairness of the Merger", "Special Factors--Fairness of the Merger; Recommendation of the Special Committee of the Board of Directors" and "Special Factors--Recommendation of the Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

Item 1010

(a) The information contained in the section of the Proxy Statement entitled "Financial Information", Vastar's Consolidated Financial Statements on pages 28 through 56 of Vastar's Annual Report on Form 10-K for the fiscal year 1999 filed with the SEC on March 3, 2000 and pages 1 through 18 of Vastar's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the SEC on April 20, 2000 is incorporated herein by reference.

(b)    Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009

(a), (b) The information contained in the section of the Proxy Statement entitled "The Special Meeting--Proxy Solicitation" is incorporated herein by reference.

Item 15. Additional Information.

Item 1011

(b) The information contained in the Proxy Statement, including all appendixes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Item 1016

(a)(1) Proxy Statement filed by Vastar Resources, Inc. with the Securities and Exchange Commission on August 17, 2000.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.*

(a)(3) Press Release of BP Amoco p.l.c. dated May 24, 2000.**

(a)(4) Press Release of Vastar Resources, Inc. dated May 24, 2000.**

(b)    None.

(c)(1) Opinion of Petrie Parkman & Co., Inc. attached as Appendix B to the Proxy Statement.*

(c)(2) Opinion of Salomon Smith Barney Inc. attached as Appendix C to the Proxy Statement.*

(c)(3) Financial analysis presentation materials, dated May 23, 2000, prepared by Petrie Parkman & Co., Inc. and Salomon Smith Barney Inc.**

(c)(4) Financial analysis presentation materials, dated February 29, 2000, prepared by Morgan Stanley & Co. Limited.**

(c)(5) Financial analysis presentation materials, dated May 5, 2000, prepared by Morgan Stanley & Co. Limited.**

(d)(1) Agreement and Plan of Merger, dated as of May 24, 2000, by and among Atlantic Richfield Company, Kernel Holdings, Inc. and Vastar Resources, Inc., attached as Appendix A to the Proxy Statement.*

(d)(2) Share Purchase Option and Business Opportunities Agreement, dated as of May 19, 1994, between Vastar Resources, Inc. and Atlantic Richfield Company.**

(f) Section 262 of the Delaware General Corporation Law, attached as Appendix D to the Proxy Statement.*

(g)    None.
--------

 * Incorporated by reference to the Proxy Statement filed by Vastar Resources, Inc. on August 17, 2000.

** Previously filed as an Exhibit to the Schedule 13E-3 filed by BP Amoco p.l.c., BP America Inc., Atlantic Richfield Company, Kernel Holdings, Inc.and Vastar Resources, Inc. on June 14, 2000.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2000

                                         BP AMOCO p.l.c.

                                           /s/ Peter B.P. Bevan
                                         By:
                                            -----------------------------
                                         Name: Peter B.P. Bevan
                                         Title: Group General Counsel

                                         BP AMERICA INC.

                                           /s/ Robert D. Agdern
                                         By:
                                            -----------------------------
                                         Name: Robert D. Agdern
                                         Title: President

                                         ATLANTIC RICHFIELD COMPANY

                                           /s/ Robert D. Agdern
                                         By:
                                            -----------------------------
                                         Name: Robert D. Agdern
                                         Title: President

                                         KERNEL HOLDINGS, INC.

                                           /s/ Robert D. Agdern
                                         By:
                                            -----------------------------
                                         Name: Robert D. Agdern
                                         Title: President

                                         VASTAR RESOURCES, INC.

                                           /s/ Steven J. Shapiro
                                         By:
                                            -----------------------------
                                         Name: Steven J. Shapiro
                                         Title: Senior Vice President & Chief
                                                Financial Officer

                                 EXHIBIT INDEX

 Exhibit
  No.                                  Description
 -------                               -----------
 (a)(1)  Proxy Statement filed by Vastar Resources, Inc. with the Securities and Exchange Commission on August 17, 2000.

 (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.*

 (a)(3)  Press Release of BP Amoco p.l.c. dated May 24, 2000.**

 (a)(4)  Press Release of Vastar Resources, Inc. dated May 24, 2000.**

 (b)     None.

 (c)(1)  Opinion of Petrie Parkman & Co., Inc. attached as Appendix B to the
         Proxy Statement.*

 (c)(2)  Opinion of Salomon Smith Barney Inc. attached as Appendix C to the
         Proxy Statement.*

 (c)(3) Financial analysis presentation materials, dated May 23, 2000, prepared by Petrie Parkman & Co., Inc. and Salomon Smith Barney Inc.**

 (c)(4) Financial analysis presentation materials, dated February 29, 2000, prepared by Morgan Stanley & Co. Limited.**

 (c)(5) Financial analysis presentation materials, dated May 5, 2000, prepared by Morgan Stanley & Co. Limited.**

 (d)(1) Agreement and Plan of Merger, dated as of May 24, 2000, by and among Atlantic Richfield Company, Kernel Holdings, Inc. and Vastar
         Resources, Inc., attached as Appendix A to the Proxy Statement.*

 (d)(2) Share Purchase Option and Business Opportunities Agreement, dated as of May 19, 1994, between Vastar Resources, Inc. and Atlantic Richfield
         Company.**

 (f)     Section 262 of the Delaware General Corporation Law, attached as
         Appendix D to the Proxy Statement.*

 (g)     None.

--------

 * Incorporated by reference to the Proxy Statement filed by Vastar Resources, Inc. on August 17, 2000.

** Previously filed as an Exhibit to the Schedule 13E-3 filed by BP Amoco p.l.c., BP America Inc., Atlantic Richfield Company, Kernel Holdings, Inc. and Vastar Resources, Inc. on June 14, 2000.